

April 10, 2015

Via E-mail
Mr. David A. Brooks
Chief Operating Officer, General Counsel and
Secretary
Ashford Hospitality Trust, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

> **Re:** **Ashford Hospitality Trust, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed April 7, 2015**
> **File No. 001-31775**

Dear Mr. Brooks:

We have reviewed your filing and have the following comments.

General

1. Please disclose that Unite Here intends to run a campaign to vote against all of the company's nominees for director.

2. Please provide the information required by Item 4(b)(3)(iii) and Item 4(b)(4) of Schedule 14A.

3. Please provide all the information required by Item 5(b) of Schedule 14A.

4. We note your response to prior comment 3. Please supplementally advise us, with a view toward revised disclosure, whether the company will allow the Unite Here proposals to be considered at the annual meeting if the court denies the declaratory relief sought by the company or otherwise finds in favor of Unite Here regarding its counterclaims.

Proposal Number One - Election of Directors, page 5

5. We note your response to prior comment 7. Please revise to refer to the Exchange Act of 1934.

You may contact me at (202) 551-3589 or Mellissa Campbell Duru, Special Counsel, at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
       Richard M. Brand, Esq.
       Kirkland & Ellis LLP